PROGEN INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

PROGEN MEETS WITH FDA TO PROGRESS PI-88 CLINICAL DEVELOPMENT

Brisbane, Australia. 27 March 2006. Progen Industries (ASX: PGL, NASDAQ: PGLAF) is scheduled to meet with the FDA on 5 April to discuss the design of current clinical trials with PI-88 (the company's most advanced clinical compound) as well as the strategy for future trials. The design of new protocols is important in establishing the potential route to market for PI-88 and as such Progen has maintained an active relationship with the FDA through its Phase II trial program.

Progen's CEO, Justus Homburg commented: "We are committed to moving PI-88 forward rapidly in clinical development. At the FDA meeting we will be discussing the design of our current trials as well as protocol designs of future trials. This is an important step forward, as it will assist us in moving PI-88 towards eventual registration."

The Company expects the FDA's feedback one month later. This feedback will assist the Company in finalising its future clinical development plan for PI-88.

Progen will be presenting PI-88's clinical trial program at several conferences in the coming weeks as part of the Company's strategy to raise its international profile and progress PI-88's development.

Progen has been invited to present at the Shanghai-Hong Kong International Liver Congress in Shanghai (25-28 March). PI-88 is currently being assessed in a large randomised phase II clinical trial treating patients with hepatocellular carcinoma (primary liver cancer) following resection. The trial, which is being executed by Progen's clinical development partner, Medigen Biotechnology Corporation, is a unique and valuable opportunity to assess the anti-angiogenic properties of a compound like PI-88, in a patient population that has a low tumour burden.

The Company is also presenting data on its discovery series of compounds and their anti-angiogenic activity in vivo at the prestigious AACR Annual Meeting in Washington DC, USA (April 1-5). These new series of compounds are Progen's next generation of heparan sulfate mimetics and are integral in the expansion of Progen's drug pipeline.

Progen has been chosen to present to US fund managers on 6 April in New York, a lead up event to BIO2006, the largest biotechnology commercialisation conference in the world, which is being held in Chicago (April 8-12).

"Presenting Progen's exciting story amongst our peers and potential partners at these types of conferences is critical to growing our international profile and these activities will continue to be a priority in the future," added Homburg.

                                                       PROGEN INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

The details of the conferences and anticipated dates that the data will be published on the progen website are as follows:

Dates of                                                                        Date to be
Conference  Event                     Website                                   published on
                                                                                Progen website
25-28       Shanghai-Hong Kong,       http://www.livercongress.org/en/home.asp   27 March 2006
March 2006  International Liver       ----------------------------------------
            Congress,
1-5 April   AACR (American            http://www.aacr.org/default.aspx?p=5844     3 April 2006
2006        Association for Cancer    ---------------------------------------
            Research) Annual
            Meeting, Washington DC,
            USA
6 April     Australian Biotechnology  http://www.biomelbourne.org/715.0.html      7 April 2006
2006        Expo. New York City, USA  --------------------------------------

8-12 April  BIO 2006 Chicago, USA     http://www.bio.org/events/2006/           N/A
2006                                  -------------------------------


About Progen: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- Clinical Development - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- Drug Discovery - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- Manufacturing Services - PI-88 manufacturing development and supply for the clinical program

Keywords - Progen, cancer, PI-88, Justus Homburg


Web links to selected recent news and other information about Progen:
Progen Half Yearly Financial Results:   www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
New CEO to lead Progen                  www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
Open Briefing: New Trial & Update       www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
Phase II Prostate Trial Launched        www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
AUSIndustry Grant Offered ($3.4M)       www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
US Burrill & Co. engaged                www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
Phase II melanoma trial launched        www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
Phase II melanoma results at ASCO       www.progen.com.au/?page=nepress2005.html
                                        ----------------------------------------
PI-88 mode of action                    www.progen.com.au/?page=repi-88.html
                                        ------------------------------------
Progen's drug development pipeline      www.progen.com.au/?page=pihome.html
                                        -----------------------------------
Progen Industries Ltd                   www.progen.com.au
                                        -----------------

                                                       PROGEN INDUSTRIES LIMITED
                                                              ABN 82 010 975 612

Media and Investor
Relations:            Progen Information:

Rebecca Wilson        Sarah Meibusch                Justus Homburg
Buchan Consulting     Director, Business            CEO
rwilson@bcg.com.au    Development                   Progen Industries Limited
--------------------  Progen Industries Limited     justus.homburg@progen.com.au
Ph: (02) 9237 2800 /  Progen Industries Limited     ----------------------------
0417 382 391          Sarah.Meibusch@progen.com.au  Ph: : +61 7 3842 3333
                      ----------------------------
                      Ph:  +61 7 3842 3333

This press release contains forward looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI 88, PI 166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.